

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE




05004961

February 14, 2005

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/14/2005

Re: Citigroup Inc.
Incoming letter dated December 22, 2004

Dear Ms. Dropkin:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to Citigroup by the United Brotherhood of Carpenters Pension Fund. We also have received a letter from the proponent dated January 25, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
FEB 16 2005
1083

Sincerely,
Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001



PROCESSED
FEB 24 2005
THOMSON
FINANCIAL

831001

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600

December 22, 2004

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of the United Brotherhood of Carpenters and Joiners of America ("Proponent")

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 19, 2005. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(10), Rule 14a-8(i)(8) and Rule 14a8(i)(3), promulgated under the Act.

Rule 14a-8(i)(10) under the Act provides that a registrant may omit a shareholder proposal from a company's proxy statement and form of proxy if "the company has substantially implemented the proposal."

Rule 14a-8(i)(8) provides that a proposal may be omitted if it "relates to an election for membership on the company's board of directors."

Rule 14a-8(i)(3) provides that a proposal may be omitted if it or the accompanying supporting statement "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of its intention to omit the proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 10, 2005. Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,



Shelley J. Dropkin
General Counsel, Corporate Governance

Enclosures

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal"), a copy of which is annexed hereto as Exhibit A, submitted by the United Brotherhood of Carpenters and Joiners of America (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2005 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders of the Company to be held on April 19, 2005.

The Proposal urges the Board of Directors to "initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of stockholders."

It is Citigroup's belief that the Proposal may be omitted pursuant to Rules 14a-8(i)(10), (i)(8) and (i)(3) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has substantially implemented the proposal." Rule 14a-8(i)(8) provides that a proposal may be omitted if it "relates to an election for membership on the company's board of directors." Rule 14a-8(i)(3) provides that a proposal may be omitted if it or the accompanying supporting statement "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

THE PROPOSAL MAY BE OMITTED BECAUSE THE COMPANY HAS SUBSTANTIALLY IMPLEMENTED IT

The Proposal seeks to have Citigroup's Board take whatever actions are necessary to amend Citigroup's charter or bylaws, as appropriate, to provide for majority voting in the election of directors. But the Proposal recognizes that majority voting may not be appropriate where there are incumbent directors, as is usually the case, or where there is an election contest. These significant matters are left for the Board to "address." Insofar as the Proposal is anything more than hortatory, if at all, it either is incomplete and half-formed or seeks to give the Board power it already has.

Citigroup is incorporated in Delaware. Section 216 of the Delaware General Corporation Law (the "DGCL") provides that "...the certificate of incorporation or bylaws of any corporation authorized to issue stock may specify...the votes that shall be required for...the transaction of business...In the absence of such specification in the certificate of incorporation or bylaws of the corporation:...(3) Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors..." Currently neither Citigroup's charter nor bylaws provide for a different standard in the election of directors than the default standard provided in Section 216. Under Article XXIV of Citigroup's bylaws, Citigroup's Board has the power to alter or amend the bylaws, including to establish a different voting standard for the election of directors.

Subsumed in the Proposal, as the Proponent recognizes, are two significant issues. The first pertains to incumbent directors who do not receive a majority vote. Both Section 141(b) of the DGCL and Article Seventh of Citigroup's charter provide that a director is elected to serve until his or her successor is elected and qualified. Directors may only be removed by a majority vote of the outstanding shares entitled to vote in an election of directors, whether for cause or not for cause. A majority vote during an election would not achieve this result; a separate proposal requesting removal of the director would be required. Consequently, if a majority vote standard applied and no nominee for director received a majority vote in an election, i.e., no successor was elected, the incumbent director would remain in office. Thus a majority vote requirement would not necessarily result in the cessation of a director's service on Citigroup's Board.

The second issue is that in a contested election, including an election where a shareholder nominee was being voted upon, plurality voting would dictate that whoever received the most votes would win the contested seat. However, if majority voting were the standard, even if the shareholder nominee received more votes than a Board candidate, if neither candidate received a majority vote, the Board candidate would remain in office in accordance with the DGCL and Citigroup's governing documents.

The Proponent recognizes the complex legal issues raised by the Proposal; however, rather than resolving them, suggests that "the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections." The Board's choices in these matters profoundly affect the Proposal's impact and its success in achieving the Proponent's goal of "improving corporate governance."

Ultimately, the Proposal, rather asking the Board to consider a definitive change to the Company's charter or bylaws, effectively seeks to grant to the Board the power to decide how and under what circumstances it would be appropriate to elect directors by a majority vote. It is therefore unnecessary as the Board, under the DGCL and its governance documents, already has this power. As such, the Proposal has been substantially implemented and should be omitted.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has substantially implemented the proposal." It is Citigroup's belief that the Proposal has been substantially implemented and it may be omitted under Rule 14a-8(i)(10).

THE PROPOSAL MAY BE OMITTED BECAUSE IT RELATES TO AN ELECTION FOR MEMBERSHIP ON THE COMPANY'S BOARD OF DIRECTORS IN VIOLATION OF RULE 14a-8(i)(8)

Rule 14a-8(i)(8) allows a company to omit a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors." The SEC has stated that the "principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [then existing] Rule 14a-11, are applicable." Release No. 34-12598 (July 7, 1976). The Staff has consistently held that proposals seeking to foster contested elections are excludable under these grounds. See Citigroup Inc. (April 14, 2003) (Proposal seeking automatic inclusion in proxy materials of director nominees from shareholders with holdings of 3% or more held to be excludable); Wilshire Oil Company (March 28, 2003) (Similar "Ballot Access" proposal held to be excludable").

The Proposal seeks to foster contested elections by requiring that each director receive votes from a majority of the shares entitled to vote in order to be elected. This proposed mechanism effectively transforms a failure to vote, an abstention or a vote withheld into a vote against a board nominee. Rather than follow the established procedures for nominating candidates or conducting a Rule 14a-12(c) proxy contest, the Proponent seeks to create a new procedure to exclude nominees that will result in contested elections. Indeed, if the Proposal were implemented, it is possible that if the Board were to determine that a majority vote is the appropriate standard for a particular election and a director who did not receive a majority vote decided to step down, there could be fewer directors elected than there are seats available on the Board. Alternatively, if a director did not step down after failing to garner a majority vote, a shareholder might seek to effect his or her removal. In either case, new nominees might have to be put forward, effectively resulting in a "two-step" contested election. Therefore, both directly or indirectly, the Proposal fosters contested elections.

In this respect, the Proposal is comparable to those addressed in recent Staff interpretations seeking to require a company to include proxy advisory firm voting recommendations in the company's proxy materials. If such a proposal were implemented, from time to time the third-party advice would include a recommendation to vote against one or more of the management's candidates. The dissemination of such advice contrary to management's recommendations would amount to an "election contest" in opposition to board nominees, circumventing Rule 14a-12(c) and the other proxy rules governing election contests, which are designed to protect stockholders by imposing disclosure obligations and other procedural safeguards when a stockholder solicits against the company's board nominees.

Consequently, within the last few years, the Staff has consistently concurred that proxy advisory proposals relate to the election of directors and therefore may be omitted from proxy materials under Rule 14(a)-8(i)(8). See Cirrus Logic, Inc. (July 18, 2000) (proposal seeking retention of proxy firm to provide shareholders with analysis of all shareholder proposals submitted held to be excludable); see also Gillette Co. (avail. Feb. 25, 2000); Bristol-Myers Squibb Co. (avail. Feb. 24, 2000); Citigroup Inc. (avail. Feb. 24, 2000); Warner-Lambert Co. (avail. Feb. 24, 2000); Equus II Inc. (avail. Feb. 24, 2000); Pfizer, Inc. (avail. Feb. 24, 2000). More recently, the Staff has held other analogous proposals to be excludable on the ground that they foster contested elections. See, e.g., Visteon Corporation (March 7, 2003) (proposal requesting that shareholders be offered the choice of voting in the same manner as certain proxy advisors held to be excludable); The Bank of New York (Feb. 28, 2003) (proposal requiring that Company include 500-word statement by shareholder nominees on why director should be elected held to be excludable).

The Staff has consistently granted no-action letter requests for the exclusion of stockholder proposals that seek to mount election contests, or to establish procedures that would make election contests more likely. In Storage Technology Corporation (March 22, 2002) the Staff granted a no-action letter request to exclude a proposal that would have required the registrant to amend its bylaws to require management to include the names of each candidate nominated by a stockholder in the company's proxy materials. The Staff based its decision on the ground "that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors." See also General Motors Corporation (March 22, 2001) (proposal requiring the registrant to publish the names of all nominees for director in its proxy statement excluded on the ground that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors).

Similarly, the Proposal does not relate to the Company's general solicitation process, but instead specifically addresses voting on Board nominees at the Company's annual meetings. The Proposal's direct effect is to encourage votes in opposition to the Company's director nominees. Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(8).

THE PROPOSAL IS VAGUE AND INDEFINITE AND, THEREFORE, IT IS MISLEADING AND CONTRARY TO THE COMMISSION'S PROXY RULES

As noted above, rather than resolve the issues that would determine how the Proposal would be implemented, the Proposal states that "the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections." The Board's choices in these matters profoundly affect the Proposal's impact and its success in achieving the Proponent's goal of "improving corporate governance."

Even if the Proposal was adopted and implemented, incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard could legally remain in office until the next election. Under Delaware law the Board does not have the power to remove such directors. The Proposal implies that the Board has the power to "address their status" but no such power exists.

In addition, the Proponent leaves to the Board the decision whether a plurality director election standard is appropriate in contested elections. In a contested election, even if the incumbent fails to receive a majority vote, he or she would be re-elected and the challenger, notwithstanding his or her receipt of a larger portion of the shares, having failed to receive a majority vote, would lose the election. The Proposal leaves it to the Board to determine whether the majority vote standard might not be preferable in such a situation.

Hence, the Proposal is only half-formed. It states an aspirational goal and, in very material ways, leaves it to the Board to fill in the blanks. This level of uncertainty in how the Proposal might ultimately work in practical terms means that shareholders are at a disadvantage when deciding how to vote on the Proposal. The intended goal, providing for majority voting in elections for directors and its anticipated effect, removing directors that shareholders, by a majority, vote against, may never come to fruition.

Rule 14a-8(i)(3) permits the exclusion of a security holder proposal and any supporting statement "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false and misleading."

A proposal may be vague and misleading when it fails to address essential aspects of how it is to be implemented. A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 20, 1992).

The Proposal advocates majority votes in elections of directors, but fails to provide guidance as to how a number of significant aspects of the Proposal are to be implemented. The Proponent implies that the Board can determine what action to take when nominees do not receive a majority vote. Shareholders could perceive that the Board has the power to remove these directors, but it does not. In addition, under the Proposal, the Board would be given the discretion to decide when the majority voting standard should be used. Thus shareholders have no understanding as to when it will be used, if at all. Shareholders voting for the Proposal could perceive that their vote would require majority votes for elections of directors in all circumstances, not just when the Board deems it appropriate. Given the uncertainties in how the Board would implement the Proposal, shareholders have insufficient information on which to base their voting decision.

While the Proposal's stated intent, that of ensuring majority votes in elections for directors, is clear, its effect and potential impact, if implemented, are not. Shareholders would vote on the proposal believing that they could achieve a desired result when the actual effect of the Proposal, if implemented, would be uncertain. Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be omitted pursuant to Rule 14a-8(i)(10), Rule 14a-8(i)(8) and Rule 14a-8(i)(3).

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Citigroup, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all the candidates, a 0.01% "for" vote results in the candidate's election or re-election to the board. The proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

January 25, 2005

Mr. David Lynn
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Citigroup Inc.'s Request for No-Action Advice Concerning the Carpenters Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund ("Fund") hereby submits this letter in reply to Citigroup Inc.'s ("Citigroup" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's Director Election Majority Vote Standard shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2005 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal is nearly identical to a director election vote standard proposal submitted by the Fund last year and unsuccessfully challenged. See *AT&T Wireless Services, Inc. (Feb. 13, 2004).* Citigroup's arguments against the Proposal in its Request for No-Action Advice closely track those raised against the earlier version of the Proposal by AT&T Wireless. In a February 13, 2004 response to an AT&T Wireless' No-Action Advice request, the Staff rejected many of the same arguments currently raised by Citigroup against the Proposal. We submit that the Staff should follow the clear precedent and deny the Company's request for no-action relief.



The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Company has Already Substantially Implemented the Proposal.

The Company argues, based on one sentence of the Supporting Statement, that it has substantially implemented the Proposal and thus may exclude it under Rule 14a-8(i)(10). Such is clearly not the case. The Proposal requests "that that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders." However, the Company utilizes a plurality standard so the Proposal clearly has not been implemented.

Rather, the Company relies on one sentence of the Supporting Statement to argue that by acknowledging that the Board of Directors will be responsible for implementing this precatory proposal, if it receives a majority vote and the Board chooses to do so, the Proposal does no more than seek to give the Board power it already has. This argument should be rejected.

The Supporting Statement to the Proposal provides in pertinent part:

> It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

The Proposal requests that the standard for being elected director be changed from a plurality of the vote requirement to a majority vote standard. The Supporting Statement then acknowledges that the Board will have a role to play if a nominee fails to meet the new standard, but this in no way alters the fundamental fact that we are proposing a different standard. Nor does it in any way support the Company's claim that this different standard has already been substantially implemented.

Finally, the Supporting Statement notes the Fund does not seek to limit the judgment of the Board in a very rare circumstance, indeed one with which the Board may never be faced, that is, the case of a contested election. Our Supporting Statement simply notes that in such a case the Board should determine whether a plurality standard might be appropriate. Again, this acknowledgment that the Board should exercise its fiduciary judgment to determine the best means of addressing the remote circumstance of a contested election does not demonstrate that the Company has substantially implemented a majority vote standard. The Company has not done so, and it should not be allowed to rely on Rule 14a-8(i)(10) to exclude the Proposal.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May be Excluded Under Rules 14a-8(i)(8) Because it Relates to an Election for Membership on the Company's Board.

The Company argues that the Proposal may be omitted because Rule 14a-8(i)(8) allows the exclusion of a proposal if it "relates to an election for membership on the company's board of directors." It claims that "the Staff has held that proposals seeking to foster contested elections are excludable on these grounds." In fact, as noted in *Cirrus Logic, Inc.* (July 18, 2000) the Staff has stated that:

> [T]he principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [Rule 14a-11 (now covered in Rule 14a-12(c))] are applicable.

Thus, in order for the Company to satisfy its burden of persuasion that the Proposal may be excluded under Rule 14a-8(i)(8) as relating to an election the Company must demonstrate that the Proposal is an attempt to conduct a campaign or seeks to effect reforms in the election for directors. However, the Proposal does neither and is therefore not excludable under Rule 14a-8(i)(8) as relating to an election.

Two lines of no-action decisions purportedly support the Company's contention, yet both can be readily distinguished. One line of cases deals with a series of shareholder proposals seeking to allow shareholders of three percent of a company's outstanding common stock to nominate candidates to the company's boards of directors. See, e.g., *Citigroup Inc.* (Jan. 31, 2003) ("There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors.") In the case of these proposals, that was literally true. The proposals sought to create a process for shareholders to put forth nominees to run against management-sponsored nominees, thereby creating a potential contested election.

Contrast our proposal, which simply requests that the Board of Directors "initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast" rather than by a plurality standard. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our proposal does not seek to promote a campaign against management-sponsored nominees and it certainly does not seek to effect reforms in the election for directors. Requesting that the Board elect to utilize a standard permissible under Delaware law – majority vote – rather than another permissible standard cannot reasonably be construed to be seeking a reform of the election process.

The other line of cases upon which the Company relies relates to proposals seeking to require a company to include proxy advisory firm voting recommendations in the company's proxy materials. See, e.g., *Cirrus Logic, Inc.* (July 18, 2000). These cases were excluded on 14a-8(i)(8) grounds because the Staff accepted the company's argument that including recommendations of proxy advisory firms might include recommendations against management-sponsored nominees. Contrast our Proposal, which does nothing to foster votes against management-sponsored nominees. The Company engages in an intricate exercise to attempt to contort the Proposal into one that seeks to foster votes against management-sponsored nominees, but such is not the case. We state again: the Proposal simply requests changing the standard for being elected or re-elected to the Board from a plurality standard to a majority vote standard. In terms of the claim that the Proposal somehow transforms a withhold vote or abstention into a vote against a board nominee, thus creating some sort of "two-step" contested election, we submit that absolutely no difference exists between a nominee who fails to get a majority of the votes under our requested standard and a nominee who fails to get the requisite number of votes under a plurality standard. While one might claim it is easier to get one vote, than a majority vote, intellectually there is no difference in terms of the consequences. In either event, the Board of Directors would exercise its fiduciary discretion to address the situation.

The Proposal does not seek to circumvent the 14a-12(c) process through the 14a-8 process; that is, it does not represent an attempt to conduct a campaign or effect election reform, and should not be excluded under Rule 14a-8(i)(8).

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May be Excluded Under Rules 14a-8(i)(3) and (i)(6) Because it is Vague and Indefinite.

The Proposal is a clear and straightforward presentation of the majority director election vote standard issue. The Proposal succinctly presents the new director election standard that the Board of Directors is being urged to advance and the clear role for the Board in instituting the appropriate governance processes to achieve that end. The supporting statement provides the legal framework for the suggested reform, describes the current plurality vote standard presently used by the Company, and indicates that the judgment of the Board members should guide the necessary governance reform process. Should the Proposal receive majority vote support, the Board, should it choose to begin the implementation process, would have clear direction in how to proceed to implement the will of the shareholders to establish a majority vote director election standard. The fact that the members of the Board would be called upon to exercise their individual and collective judgment in crafting the necessary governance reforms to implement the shareholders' will does not support a claim that the Proposal is vague and indefinite.

If you have any questions about this matter or would like any additional information, please contact me at (202) 546-6206 x 221. Additionally, should you disagree with the conclusions set forth in this response to the Company's Request for No-Action Advice, I respectfully request the opportunity to confer with you prior to the issuance of the Staff's final determination. I would appreciate receiving a copy of the Staff's response to the Company's Request by fax at (202) 543-4871 when it is available.

Sincerely,



Edward J. Durkin
Director, Corporate Affairs Department

Cc: Douglas J. McCarron – Fund Chair
Shelley J. Dropkin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 22, 2004

The proposal requests that the board initiate the appropriate process to amend Citigroup's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sara D. Kalin
Attorney-Advisor